UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Healthcare Business Resources Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-56214

Delaware	84-3639946
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

718 Thompson Lane, Suite 108-273

Nashville, Tennessee 37204

(Address of principal executive offices)

615-856-5542

(Registrant’s telephone number, including area code)

Healthcare Business Resources Inc.

718 Thompson Lane, Suite 108-273

Nashville, Tennessee 37204

615-856-5542

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

November 29, 2023

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN

CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED

AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

Schedule 14f-1

Introduction

This Information Statement is being mailed on or about November 29, 2023 to the holders of record at the close of business on November 28, 2023 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Healthcare Business Resources Inc., a Delaware corporation (the “Company,” “we,” “us,” “our” or similar terminology), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board” of “Board of Directors”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until (i) at least 10 days following the mailing of this Information Statement; and (ii) the Closing Date (defined herein) of the Share Exchange Agreement (defined herein).

On October 18, 2023, the Company entered into a Share Exchange Agreement (“Share Exchange Agreement”) with GenFlat, Inc. (“GenFlat”), a Delaware corporation, and GenFlat stockholders who own 97.1% of the outstanding shares of common stock of GenFlat. Pursuant to the Share Exchange Agreement, all GenFlat stockholders who are parties to the Share Exchange Agreement will receive an aggregate of 1,043,847,000 shares of Common Stock, which represents ninety-eight percent (98%) of the issued and outstanding shares of Common Stock in exchange for their shares of GenFlat common stock, on a pro rata basis.

Pursuant to the Share Exchange Agreement, and subject to the terms and conditions contained therein, at the closing (the “Closing”), GenFlat will become at least a 97.1% owned subsidiary of the Company. The Closing is expected to occur on or about December 15, 2023 (the “Closing Date”). The Share Exchange Agreement includes customary representations, warranties and covenants by the parties and the closing of the Share Exchange Agreement is subject to customary closing conditions. If the Closing does not occur, no change in control as described in this Information Statement will occur.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF THE DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

1

You are receiving this Information Statement in connection with the resignation and appointment of certain persons that will change a majority of the Company’s Board of Directors pursuant to a change of control transaction as detailed herein.

Description of the Change in Control

A change in control of the Board of Directors of the Company is expected to occur as a result of the transactions contemplated by the Share Exchange Agreement. Following the Closing Date, the Company anticipates that (i) each of Stephen Epstein, the sole officer and a director of the Company, and Howard Wall, a director of the Company, will resign; and (ii) Drew D. Hall will be elected to the Board of Directors (the “Director Designee”) and be the sole director of the Company. Additionally, each of the following persons (the “Officer Designees”) will be appointed to the office set forth next to their name:

Drew D. Hall	Chief Executive Officer/Chief Financial Officer
Joseph J. Maggio	President
Garrett R. Hall	Chief Operations Officer

If the Closing does not occur, no change in control as described in this Information Statement will occur.

Voting Securities

Our Certificate of Incorporation, as amended, authorizes us to issue 2,500,000,000 shares of common stock. The shares of common stock are the only class of voting securities of the Company outstanding. As of the Record Date, 21,303,000 shares of our common stock were issued and outstanding and 8,000,000 shares of our common stock were reserved for options, warrants or other commitments.

Holders of common stock are entitled to one vote per share on all matters presented to stockholders for a vote generally. There is no cumulative voting with respect to the election of directors, with the result that directors will be elected by a plurality of the votes cast. Holders of common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for this purpose. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to receive on a proportional basis any assets remaining available for distribution after payment of our liabilities. Holders of common stock have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock. All outstanding shares of the common stock are fully paid and non-assessable.

No Dissenters' Rights

Under the Delaware General Corporation Law, stockholders are not entitled to dissenters’ rights with respect to the transactions described in this Information Statement.

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Security Ownership of Certain Beneficial Owners and Management

Prior to the Closing Date of the Share Exchange Agreement

The following table sets forth, as of the Record Date, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of (i) each person or group known to our Company to be the beneficial owner of more than five percent (5%) of our common stock; and (ii) each of our officers and directors, and officers and directors as a group:

	Shares Beneficially Owned
Name and Address of Beneficial Owner (1)(2)	Number	Percent (3)(4)
5% Stockholders
Meraki Partners LLC (5)	3,500,000	16.4%

Directors and Executive Officers
Stephen Epstein, Chief Executive Officer, President, Chief Financial Officer, Secretary and Director (6)	14,016,000	65.8%
Howard T. Wall, III, Director (7)	1,270,000	6.0%
All executive officers and directors as a group (2 persons)	15,286,000	71.8%

________________

(1)

As of the Record Date, such holders had the sole voting and investment power with respect to the voting securities beneficially owned by them, unless otherwise indicated herein. Includes the person's right to obtain additional shares of common stock within 60 days of the Record Date.

(2)	In care of the Company at 718 Thompson Lane, Suite 108-273, Nashville, Tennessee 37204.
(3)	Based on 21,303,000 shares of common stock outstanding.
(4)

If a person listed on this table has the right to obtain additional shares of common stock within 60 days from the Record Date, the additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

(5)	Joel Arberman is the Managing Member of Meraki Partners, LLC and has sole voting and investment power over these securities.
(6)

Does not include 450,000 shares of common stock owned by RSET Investments QOZB, LLC, which is owned and controlled by Robert Epstein. Stephen Epstein holds a Power of Attorney on behalf of Robert Epstein.

(7)	Includes 520,000 shares of common stock and options to purchase up to 750,000 shares of common stock.

Subsequent to the Closing Date of the Share Exchange Agreement

The following table sets forth, as of the Closing Date of the Share Exchange Agreement, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of (i) each person or group known to our Company who will be the beneficial owner of more than five percent (5%) of our common stock; and (ii) each person who will be our officers and directors, and officers and directors as a group:

	Shares Beneficially Owned
Name and Address of Beneficial Owner (1)(2)	Number	Percent (3)(4)
5% Stockholders
Roy Hearrean	109,276,490	10.37%
Elda Hearrean	109,276,490	10.37%
Contained Resources, LLC(5)	219,579,051	20.73%
Charles G. Peterson Living Trust Dated May 25, 2010(6)	102,607,033	9.73%
Meraki Partners LLC (7)	102,607,033	9.73%

Directors and Executive Officers
Drew D. Hall, Chief Executive Officer/Chief Financial Officer, Director(8)	229,839,754	21.80%
Joseph J. Maggio, President	61,564,220	5.84%
Garrett R. Hall, Chief Operations Officer	--	--
All executive officers and directors as a group (3 persons)	291,403,974	27.64%

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________________

(1)

Calculated based upon the outstanding shares of the Company and GenFlat as of the date hereof, as of the Closing Date, such holders will have the sole voting and investment power with respect to the voting securities beneficially owned by them, unless otherwise indicated herein. Includes the person's right to obtain additional shares of common stock within 60 days of the Closing Date of the Share Exchange Agreement. Assumes no additional shares will be issued pursuant to GenFlat’s private offering of common stock that will continue to be ongoing until the Closing Date.

(2)	In care of GenFlat at 1983 N. Berra Blvd., Tooele, Utah 84074.
(3)	Based on 1,054,150,000 shares of common stock outstanding.
(4)

If a person listed on this table has the right to obtain additional shares of common stock within 60 days from the Closing Date of the Share Exchange Agreement, the additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

(5)	Alex Bellehumeur and Linda Bellehumeur are Managing Members of Contained Resources, LLC and each has voting and investment power over these securities.
(6)	Charles G Peterson is the Trustee of the Charles G. Peterson Living Trust Dated May 25, 2010 and has sole voting and investment power over these securities.
(7)	Joel Arberman is the Managing Member of Meraki Partners, LLC and has sole voting and investment power over these securities.
(8)

Includes 10,380,856 shares of common stock owned by Drew Hall and Theresa Hall and 222,150,324 shares of common stock owned by FEU Collapse, LLC. Drew Hall is the Managing Member of FEU Collapse, LLC and has sole voting and investment power over these securities.

Other than with respect to the change in control described in this Information Statement, we are not aware of any pledge arrangements or otherwise that could result in a change of control.

Directors And Executive Officers

Information about our Executive Officer and Directors

Prior to the Closing Date of the Share Exchange Agreement

The following table sets forth the name, age and position of each director and executive officer of the Company:

Name	Age	Title	Held Position Since
Stephen Epstein	41	Chief Executive Officer, President, Chief Financial Officer, Principal Accounting Officer, Director	September 2019
Howard T. Wall, III	64	Director	May 2020

The following information sets forth the backgrounds and business experience of the directors and executive officer.

Stephen Epstein. Mr. Epstein has been Director, Chief Executive Officer, President, Chief Financial Officer and Principal Accounting Officer since September 2019. Mr. Epstein is also a Director of CalSouth Corp, a real estate development company, since March 2016, Manager for the Realiste Fund, LP, a private equity fund, since February 2019 and Managing Member of DollarCamp C&B, LLC, a publishing and training company since 2009. Mr. Epstein has a B.A. in International Relations from The University of Southern California and is a Certified Commercial Investment Member (CCIM). Mr. Epstein’s qualifications to serve on our Board of Directors include his knowledge of our Company and his leadership at our Company.

Howard T. Wall, III. Mr. Wall has been an advisor to our Company since September 2019 and a member of our board of directors since May 2020. Mr. Wall has been an independent healthcare attorney and business advisor since January 2019. From June 2011 to December 2018, he served as the Executive Vice President, General Counsel, Chief Administrative Officer and Secretary of Regional Care Hospital Partners (d/b/a RCCH Healthcare Partners). Mr. Wall received a B.A. degree in history and social science from Trevecca Nazarene University in 1980 and received a J.D. degree from Washington & Lee University School of Law in 1983. Mr. Walls qualifications to serve on our board of directors include his knowledge of our Company, the healthcare services industry and his leadership at our Company.

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Subsequent to the Closing Date of the Share Exchange Agreement

Name	Age	Title	Begin Position
Drew D. Hall	75	Chief Executive Officer/Chief Financial Officer, Director	Closing Date
Joseph J. Maggio	66	President	Closing Date
Garrett R. Hall	45	Chief Operations Officer	Closing Date

The following information sets forth the backgrounds and business experience of the Director Designee and Officer Designees.

Drew D. Hall. Mr. Hall is GenFlat’s (and/or its subsidiaries) co-founder and has been serving as Chief Executive Officer/Chief Financial Officer since January 2018 to present where he has managed operations and finances. Since 2019, Mr. Hall has served as Managing Member of Collapsible Revolution, LLC, a wholly owned subsidiary of GenFlat, Inc. Since 1994 to present, Mr Hall has served as Managing Partner of Tooele Associates, LP, responsible for all real estate development since 1994. Tooele Associates, LP owns property in Tooele City, UT. Mr. Hall is Managing Member of Bakken Development, LLC, Beach Railport, LLC and Beach Inn, LLC, land holding companies since 2012. He oversees all leasing and financing for those entities. Mr. Hall is Managing Member of Jack’s Market, LLC, leasing commercial real estate since 1997 in charge of all leasing and financing of Jack’s Market, LLC. Mr. Hall has been retained by the Utah Department of Transportation and The Salt Airport Authority as a land development expert in land condemnation litigation since 2022. Since 1999 Mr. Hall, as Managing Member of Overlake Golf, LLC, has been responsible for all aspects of supervising the operation of the Links at Overlake Golf Course located in Tooele, UT. Mr. Hall received his B.S. degree in Accounting from Brigham Young University in 1975. Mr. Hall was a practicing CPA from 1976 thru 1994 and is a life time member of the American Society of Certified Accountants. Mr. Hall has served on the University of Utah Crimson Club Board of Directors since 2012 and served as its President from July 2019 thru June 2023. Mr. Hall’s qualifications to serve on our board of directors include his years practicing as a CPA, his knowledge managing various businesses and his leadership of our Company.

Joseph J. Maggio. Mr. Maggio has been President of GenFlat since 2022. From 2021 to present, Mr. Maggio has been serving as National Sales Manager with Lanter Delivery Systems, a national overnight, unattended delivery solution company where he is responsible for business development and logistics operations, including ocean freight, trucking, warehousing, drayage, container yard operations, documentation, contracting and administration services. From 2018 to 2021, Mr. Maggio served as Director of Sales with NFI, a leading provider of North American supply chain solutions, where he was responsible for growing NFI’s book of business in both contract logistics and supply chain services (warehousing, truck and rail services). Mr. Maggio received his Bachelor of Science degree (Business Administration) from California State University Long Beach in 1979.

Garrett R. Hall. Mr. Hall has been serving as GenFlat’s (and/or its subsidiaries) Chief Operations Officer since December 2021 to present where he has provided strategic and advisory expertise to GenFlat in the form of developing and implementing its go-to-market strategy, supporting its sales team, and establishing channel partnerships. From April 2019 to 2023, Mr. Hall served as Co-Founder/Chief Operations Officer at CSQ Index, a market research publication firm serving cannabis and hemp supply chain vendors where he managed operations, conducted customer satisfaction research on supply chain vendors, consulted on customer experience and retention matters, managed research, methodology, vendor relations, government relations, and grower outreach, managed consulting services to ensure vendors received proper feedback on how to improve their products and services, and lead the sales team and tracked all sales goals and opportunities. Mr. Hall received his B.A. in English from Brigham Young University in 2006 and his Juris Doctor Degree from Case Western Reserve University School of Law in 2009.

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Significant Employees

We have no significant employees other than the officers and directors described above.

Family Relationships

Drew D. Hall is Garrett Hall’s father. There are no other family relationships among our current officers, directors or our Officer Designees and Director Designee.

Term of office

The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when such director's successor is elected and qualifies. Each executive officer serves at the discretion of our Board of Directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

Involvement in Certain Legal Proceedings

During the past ten years, none of our current directors or executive officers or Officer Designees and Director Designee have been involved in any of the proceedings described in Item 401(f) of Regulation S-K.

To the best of our knowledge, there is no material proceeding to which any director, Director Designee or executive officer, Officer Designee, affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of such director, nominated director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file. To the best of our knowledge, based solely upon a review of Forms 3 and 4 and amendments thereto furnished to our Company during its most recent fiscal year and Forms 5 and amendments thereto furnished to our Company with respect to its most recent fiscal year, and any written representation referred to in paragraph (b)(1) of Item 405 of Regulation S-K, all of our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements with the following exceptions: Stephen Epstein failed to file a Form 5 related to a small acquisition under Rule 16a-6 during 2022.

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Director Independence

Although we do not currently trade on the NASDAQ or any other trading medium, our board of directors has reviewed each of the Directors’ relationships with the Company in conjunction with NASDAQ Listing Rule 5605(a)(2) that provides that an “independent director” is ‘a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.’ Our Board of Directors has affirmatively determined that none of our directors are independent directors that are independent of management or free of any relationship that would interfere with their independent judgment as members of our Board of Directors. The following current and former members of our Board of Directors, Stephen Epstein, Howard T. Wall, III, and Kenneth Hawkins (retired July 18, 2022) are/were not independent directors pursuant to the standards described above. Further, our Director Designee, Drew D. Hall, will not be an independent director because as an Officer Designee, he will also serve as an executive officer of the Company.

Committees of the Board of Directors

Our Company does not have a separately designated standing audit committee in place; our Company’s entire Board of Directors has served, and currently serves, in that capacity. This is due to our development stage and small executive management team. Our Board of Directors will continue to evaluate, from time to time, whether a separately designated standing audit committee should be put in place. We do not have an audit committee financial expert as that term is defined by the rules promulgated by the Securities and Exchange Commission. We currently have limited revenues and our Company does not carry a sufficient amount of directors and officer’s insurance, which makes it difficult for us to find candidates willing to serve on our Board of Directors, especially independent directors to sit on an audit committee. If we are able to generate sufficient revenues in the future, then we will likely obtain a sufficient amount of directors and officer’s insurance, retain independent directors and form a separately designated standing audit committee and other applicable committees. Neither Mr. Epstein nor Mr. Wall is “independent” within the meaning of Rule 10A-3 under the Exchange Act and the NASDAQ Stock Market Rules for Audit Committee purposes. Further, our Director Designee, Drew D. Hall, will not be independent within such standards because as an Officer Designee, he will also serve as an executive officer of the Company.

We do not presently have a separately designated standing nominating committee. This is due to our development stage and smaller sized Board of Directors. We do not have a nominating committee charter. Instead of having such a committee, our Board of Directors historically has searched for and evaluated qualified individuals to become nominees for membership on our Board of Directors. The directors recommend candidates for nomination for election or reelection for each annual meeting of stockholders and, as necessary, to fill vacancies and newly created directorships.

Our Director Designee, Drew D. Hall, has expressed his willingness to serve as a director. When new candidates for our Board of Directors are sought, all of our directors evaluate each candidate for nomination as director within the context of the needs and the composition of the board as a whole. The Board of Directors conducts any appropriate and necessary inquiries into the backgrounds and qualifications of candidates. When evaluating director nominees, our Board of Directors generally seeks to identify individuals with diverse, yet complementary backgrounds. Our directors consider both the personal characteristics and experience of director nominees, including each nominee’s independence, diversity, age, skills, expertise, time availability and industry background in the context of the needs of the Board of Directors and the Company. The Board of Directors believes that director nominees should exhibit proven leadership capabilities and experience at a high level of responsibility within their chosen fields, and have the experience and ability to analyze business issues facing our Company. In addition to business expertise, the Board of Directors requires that director nominees have the highest personal and professional ethics, integrity and values and, above all, are committed to representing the long-term interests of our stockholders and other stakeholders. To date, all new candidates have been identified by members of our Board of Directors, and we have not paid any fee to a third party to assist in the process of identifying or evaluating director candidates.

Our directors will consider candidates for nomination as director who are recommended by a stockholder and will not evaluate any candidate for nomination for director differently because the candidate was recommended by a stockholder. To date, we have not received or rejected any suggestions for a director candidate recommended by any stockholder or group of stockholders owning more than 5% of our common stock.

7

When submitting candidates for nomination to be elected at our annual meeting of stockholders, stockholders should follow the following notice procedures and comply with applicable provisions of our bylaws. To consider a candidate recommended by a stockholder for nomination at the next annual meeting of stockholders, the recommendation must be delivered or mailed to and received by our secretary within the time periods specified in our bylaws. The recommendation must include the information specified in our bylaws for stockholder nominees to be considered at an annual meeting, along with the following:

•	The stockholder’s name and address and the beneficial owner, if any, on whose behalf the nomination is proposed;
•	The stockholder’s reason for making the nomination at the annual meeting, and the signed consent of the nominee to serve if elected;
•	The number of shares owned by, and any material interest of, the record owner and the beneficial owner, if any, on whose behalf the record owner is proposing the nominee;
•	A description of any arrangements or understandings between the stockholder, the nominee and any other person regarding the nomination; and
•

Information regarding the nominee that would be required to be included in our Proxy Statement by the rules of the Securities and Exchange Commission, including the nominee’s age, business experience for the past five years and any other directorships held by the nominee.

The information listed above is not a complete list of requisite information. Our secretary will forward any timely recommendations containing the required information to our independent directors for consideration.

We do not presently have a separately designated standing compensation committee, executive committee or any other committees of our Board of Directors. The functions of those committees are currently undertaken by our full Board of Directors. This is due to our development stage and small executive management team. Subsequent to the Closing Date, we expect the functions of those committees to continue to be undertaken by our full Board of Directors, but the Company will evaluate, from time to time, whether separately designated Board of Director committees should be put in place. The following members of our Board of Directors, Stephen Epstein and Howard T. Wall, III are not independent directors, and our Director Designee, Drew D. Hall, will not be an independent director subsequent to the Closing Date of the Share Exchange Agreement.

Board Meetings and Committees; Annual Meeting Attendance

The Board of Directors did not hold any general meetings during the Company’s last fiscal year ended February 28, 2023. The Company has no separately designated standing committees. We have no policy regarding the attendance of the members of our Board of Directors at our annual meetings of security holders. The Board of Directors acted at all times by unanimous written consent, as authorized by our bylaws and the Delaware General Corporation Law.

Stockholder Communications

Stockholders who desire to communicate with the Board of Directors, or a specific director, may do so by sending the communication addressed to either the Board of Directors or any director, c/o Healthcare Business Resources Inc., 718 Thompson Lane, Suite 108-273, Nashville, Tennessee 37204. These communications will be delivered to the Board, or any individual director, as specified.

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separated or combined, however, we have traditionally determined that, due to the small size of the Company and the nature of its operations, it is in the best interests of the Company and its stockholders to combine these roles. Also, due to the smaller size of our Board of Directors, our Company has no lead independent director.

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Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s tolerance for risk. While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this structure is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

Employee, Officer and Director Hedging

Our Company does not currently have a policy prohibiting employees, officers, or directors from engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s equity securities.

Code of Ethics

Our Company has adopted a Code of Business Conduct and Ethics that applies to all of the Company’s employees, including its principal executive officer and principal financial officer. A copy of our Code of Business Conduct and Ethics is available for review on our Company’s website www.healthcarebusinessresources.com. The Company intends to disclose any changes in or waivers from its Code of Business Conduct and Ethics by posting such information on its website.

Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Persons

During the year ended February 28, 2023:

•	The Company received $7,000 in advances from Stephen Epstein, Chief Executive Officer of the Company.

•

On May 11, 2022, the Company issued to RSET Investments QOZB, LLC, a related party, a promissory note in the aggregate principal amount of $225,000 (the “$225,000 Promissory Note”). Stephen Epstein, the Company’s Chief Executive Officer, holds a Power of Attorney on behalf of Robert Epstein, who owns and controls RSET Investments QOZB, LLC. The principal amount of $225,000 plus all interest under the $225,000 Promissory Note will be due and payable on December 31, 2023. Interest on the $225,000 Promissory Note will accrue at the greater of rate of 2.0% per annum or the long-term adjusted applicable federal rates for the current month, beginning on the date the principal amount is received by the Company until the principal amount and all accrued but unpaid interest shall have been paid. The $225,000 Promissory Note is an unsecured debt obligation of the Company. On June 21, 2022, the Company agreed to convert the $225,000 promissory note and interest of $530 into 450,000 shares of the Company’s common stock. On July 13, 2022, the Company’s board approved the issuance of the 450,000 shares of common stock. Subsequent to November 30, 2022, the Company issued 450,000 shares to RSET Investments QOZB, LLC.

Subsequent to the year ended February 28, 2023:

•

Pursuant to the Share Exchange Agreement, the Company’s outstanding note receivable from PointClear Solutions, Inc. in the approximate amount of $99,533 (as of the Record Date) shall be assigned to Stephen Epstein in consideration of (i) his resignation from any and all Company positions, including, but not limited to, CEO and member of the Board of Directors, and (ii) his delivery to the Company of 11,000,000 shares of Company common stock held in his name, all of which will be cancelled on the Closing Date.

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Policies and Procedures for Related-Party Transactions

Our Company does not have any formal written policies or procedures for related party transactions, however in practice, our Board of Directors reviews and approves all related party transactions and other matters pertaining to the integrity of management, including potential conflicts of interest and adherence to standards of business conduct.

Compensation of Directors and Executive Officers

Summary Compensation Table

Stephen Epstein is our Chief Executive Officer, President and Chief Financial Officer and sole named executive officer. For the fiscal years ended February 28, 2023 and 2022, no compensation was awarded to, earned by, or paid to Mr. Epstein as an executive officer. See “Employee, Severance, Separation and Change in Control Agreements” below.

Employee, Severance, Separation and Change in Control Agreements

Stephen Epstein. Mr. Epstein is our Chief Executive Officer, President and Chief Financial Officer. Under the terms of our July 22, 2020, letter agreement with Mr. Epstein, he is not paid a salary but is entitled to reimbursement of reasonable business expenses. He does not have a non-competition agreement with the Company; but is not separately engaged, nor does he anticipate being separately engaged, in any competitive businesses.

Option Exercises and Stock Vested

No stock options, SARs and similar instruments were exercised, and no stock, including restricted stock, restricted stock units and similar instruments vested, by or for any of our named executive officer during the last completed fiscal year.

Pension, retirement or similar benefit plans

There are no annuity, pension or retirement benefits proposed to be paid to the officer or director or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries, if any.

Outstanding Equity Awards

There are no outstanding equity awards for the most recent fiscal period ended February 28, 2023.

Potential Payments Upon Termination or Change In Control

None.

Director Compensation

No compensation was paid to our directors during our February 28, 2023 fiscal year. There are no formal or informal arrangements or agreements to compensate directors for services provided as a director.

Compensation Policies and Practices as They Relate to Our Risk Management

No risks arise from our Company’s compensation policies and practices for our employees that are reasonably likely to have a material adverse effect on our Company.

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Compensation Committee

We currently do not have a compensation committee of the Board of Directors. The Board of Directors as a whole determines executive compensation.

Pay Ratio Disclosure

Not applicable.

Pay versus performance

Not applicable.

Action To Recover Erroneously Awarded Compensation

Not applicable.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information.

None.

Information Available

General information about us can be found on our website at www.healthcarebusinessresources.com. The information on our website is for informational purposes only and should not be relied upon for investment purposes. The information on our website is not incorporated by reference into this Information Statement and should not be considered part of this or any other report that we file with the Securities and Exchange Commission (“SEC”).

We make available free of charge, either by direct access on our website or a link to the SEC’s website, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. Our reports filed with, or furnished to, the SEC are also available directly at the SEC’s website at www.sec.gov.

By Order of the Board of Directors,

Date:  November 29, 2023

/s/ Stephen Epstein
Stephen Epstein,
Chief Executive Officer,
Chief Financial Officer, Director

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